Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)
(NASDAQ: BANL)

CBL International Limited Announces Receipt of Nasdaq Deficiency Notice

Kuala Lumpur, Malaysia - 15 August 2025 - CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), the listing vehicle of Banle Group (“Banle” or the “Group”), today announced that it had received a written notice (the “Notice”), dated as of August 12, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the thirty (30) consecutive business days prior to the date of the Notice, the bid price for the Company’s ordinary shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Notice has no immediate effect on the listing or trading of the Company’s ordinary shares. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial period of 180 calendar days, or until February 9, 2026, to regain compliance. If the Company fails to regain compliance with the Minimum Bid Price Rule during this period, the Company may be eligible for an additional 180 calendar days, or until August 8, 2026, to regain compliance if it meets certain requirements as detailed in Nasdaq Listing Rule 5810(c)(3)(A)(ii). However, there can be no assurance that the Company would be eligible for such additional 180-calendar day compliance period, if needed.

The Company intends to monitor the bid price of its ordinary shares and consider available options to regain compliance with the Minimum Bid Price Rule.

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 60 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 16 April 2025. The Group actively promotes the use of sustainable fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

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Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:
CBL International Limited
Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel: (852) 2864 4857
Iris Au Yeung	Tel: (852) 2114 4913
Email:	sprg_cbl@sprg.com.hk

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